September 19, 2025

Nikesh Arora
Chief Executive Officer
Palo Alto Networks Incorporated
3000 Tannery Way
Santa Clara, California 95054

       Re: Palo Alto Networks Incorporated
           Registration Statement on Form S-4
           Filed September 12, 2025
           File No. 333-290235
Dear Nikesh Arora:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Marion Graham at 202-551-6521 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Jacob Kling